Copa Airlines Strengthens Position in the Americas, Announces Service to Four New Destinations

- The Panamanian airline will begin service in June to Recife, Brazil; Liberia, (Guanacaste) Costa Rica; Las Vegas, Nev.; and the island of Curacao.

- With the new flights, Copa will serve 63 destinations in 29 countries in North, Central and South America, and the Caribbean.

- Copa Airlines transported 8.8 million passengers in 2011 and experienced an increase in capacity in excess of 20% over 2010.

PANAMA CITY, Jan. 25, 2012 /PRNewswire/ -- Copa Airlines, subsidiary of Copa Holdings, S.A., {NYSE: CPA} announced that it will begin non-stop service in June 2012 from Panama to four new destinations: Recife, Brazil; Liberia, (Guanacaste), Costa Rica; Las Vegas, Nevada and the island of Curacao.

Passengers who depart or connect to these new flights through Copa's Hub of the Americas at Tocumen International Airport will have access to a network of 63 destinations in 29 countries in North, Central and South America, and the Caribbean.

As part of the airline's strategic plan, Copa will add 10 new Boeing 737-800s Next Generation aircraft this year, for a total of 83 aircraft equipped with cutting-edge technology.

Copa announced the new destinations at a press conference in Panama during the reveal of its new corporate campaign and highlight the airline's 2011 achievements. Last year, the airline transported 8.8 million passengers and experienced a growth in capacity of more than 20% over 2010.

"Our sustained growth in the past few years has reinforced our position as the leading Latin American provider of passenger and cargo services and made an impact on the business and tourism development of Panama and Latin America," said Copa Airlines CEO, Pedro Heilbron. "We have opened doors to important key markets in the region with connectivity to 59 cities in the Americas."

Copa's achievements have been possible because "of our talented personnel, as we point out in our corporate campaign," Heilbron added. "We will continue to strengthen our leadership position by offering the best service, flight frequencies and destinations for our passengers."

Heilbron said that Copa Airlines will continue to add routes as well as enhance schedules and connections in 2012, and expects to transport 10 million passengers and to experience a 20% increase in capacity.

This growth will have a positive impact on the local economy. Copa expects to generate more than 626 new positions in 2012 and have more than 7,900 employees system wide by year's end.

The airline also will reinforce its position as a world-class Panamanian company when it joins Star Alliance, the largest global airline alliance, in April 2012. As a result, Copa expects to increase codeshare agreements with additional airlines, especially in Asia and Europe. In addition, Copa will reaffirm its alliance with Continental Airlines (now United) and its award-winning frequent-flyer program: MileagePlus.

New service

  Recife, Brazil: Starting on June 23, 2012, Copa will offer four-times-weekly service to Recife, capital of the state of Pernambuco in the northern part of Brazil. The new route will be Copa's first in the northern region of Brazil and its seventh Brazilian destination.
  Liberia, (Guanacaste) Costa Rica: This twice-weekly flight will increase travel options through the Hub of the Americas to the attractive province of Guanacaste, in Costa Rica, beginning June 24, 2012. Copa's flight will provide the first jet service to this major tourist area from Latin America and will be Copa's second destination in Costa Rica.
  Las Vegas, Nev.: As part of its growing North American route system, Copa Airlines will offer four-times-weekly flights to Las Vegas, a major business, convention and tourism destination. The new flight, to begin June 27, 2012, will offer the first direct connecting service from Las Vegas to Central and South America. Las Vegas will be Copa's seventh U.S. destination.
  Curacao: Copa will operate flights to this major tourist destination four times a week starting June 10, 2012. Curacao is Copa's 13th destination in the Caribbean.

Copa Airlines important achievements in 2011

  The airline achieved an on-time performance above 90 percent, among the best worldwide.
  The airline added nine destinations to its network in 2011: Toronto, Canada; Brasilia and Porto Alegre, Brazil; Nassau, Bahamas; Asuncion, Paraguay; Chicago, Ill.; Montego Bay, Jamaica; Monterrey, Mexico; and Cucuta, Colombia. The airline rounded out the year with a total of 59 destinations in 28 countries in North, Central and South America and the Caribbean from its Hub of the Americas.
  Copa ended 2011 with a fleet of 73 aircraft, having taken delivery of 10 Boeing 737-800 Next Generation aircraft.  The airline also generated more than 886 new employment positions.
  In June 2011, Copa Airlines implemented an important operational change in its Hub of the Americas, expanding from four to six flight banks (connecting schedules), providing passengers with improved connection times and more frequent flights to all its destinations.
  As a result of new routes and frequencies, Copa Airlines increased its available seat mile capacity by approximately 22 percent.  The airline has maintained a sustained growth of 15 percent over the last five years.

About Copa Holdings

Copa Airlines and Copa Airlines Colombia, subsidiaries of Copa Holdings, are leading Latin American providers of passengers and cargo services The airlines provide service to 59 destinations in 28 countries in North, Central and South America and the Caribbean, operating one of the youngest and most modern fleets in the industry, consisting of 73 aircraft: 47 Boeing 737NG aircraft and 26 Embraer-190s.. To make reservations, check seat assignment, access OnePass frequent-flyer accounts, create a trip log, print boarding passes or pay for tickets via secure transactions in 11 currencies, visit copaair.com. Copa recently launched its mobile website, m.copaair.com, becoming the first airline in Latin America to offer travelers the ability to use electronic boarding passes. Copa Airlines will join Star Alliance in April 2012.

CONTACT: Susi Marcos, +507-304-2926, mediarelations@copaair.com